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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ------------------------

                             THE LOEWEN GROUP INC.

                           (Name of Subject Company)

                             THE LOEWEN GROUP INC.

                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
                     (AND ASSOCIATED SHARE PURCHASE RIGHTS)

                 6.00% CUMULATIVE REDEEMABLE CONVERTIBLE FIRST
                 PREFERRED SHARES, SERIES C, WITHOUT PAR VALUE

                         (Title of Class of Securities)

                                   54042L100
                                   54042L407

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                Peter S. Hyndman
                  Vice President, Law and Corporate Secretary
                             The Loewen Group Inc.
                              4126 Norland Avenue
                           Burnaby, British Columbia
                                 Canada V5G 3S8
                                 (604) 299-9321

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                              Lyle G. Ganske, Esq.
                           Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                 (216) 586-3939

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    ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Except for Exhibit 43 which is filed herewith, the following Exhibits were previously filed with the Schedule 14D-9:

Exhibit 1          --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 17,
                         1996.
Exhibit 2          --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 18,
                         1996.
Exhibit 3          --    Letter to Shareholders from Raymond L. Loewen, dated September 24, 1996.
Exhibit 4          --    Letter to L. William Heiligbrodt from Raymond L. Loewen, dated September 24,
                         1996.
Exhibit 5          --    [Intentionally omitted].
Exhibit 6          --    Press Release issued by Loewen, dated September 17, 1996.
Exhibit 7          --    [Intentionally omitted].
Exhibit 8          --    Press Release issued by Loewen, dated September 24, 1996.
Exhibit 9          --    Press Release issued by Loewen, dated September 27, 1996.
Exhibit 10         --    Press Release issued by Loewen, dated October 1, 1996.
Exhibit 11         --    Press Release issued by SCI, dated October 2, 1996.
Exhibit 12         --    Press Release issued by Loewen, dated October 2, 1996.
Exhibit 13*        --    Press Release issued by Loewen, dated October 10, 1996.
Exhibit 14         --    Complaint in KRIM V. BAGNELL, ET AL. (Superior Court of the State of
                         California).
Exhibit 15         --    First Amended Complaint in SERVICE CORPORATION INTERNATIONAL V. THE LOEWEN GROUP
                         INC. (United States District Court for the Southern District of Texas).
Exhibit 16         --    Complaint in THE LOEWEN GROUP INC., ET AL. V. SERVICE CORPORATION INTERNATIONAL,
                         ET AL. (United States District Court for the Eastern District of New York).
Exhibit 17*        --    Opinion letter of Smith Barney Inc. to Loewen Board of Directors, dated October
                         10, 1996.
Exhibit 18*        --    Opinion letter of Nesbitt Burns Inc. to Loewen Board of Directors, dated October
                         10, 1996.
Exhibit 19         --    Pages 15 - 20 and 32 - 34 of The Loewen Group Inc. Proxy Statement, dated April
                         9, 1996.
Exhibit 20         --    The Loewen Group Inc. Employee Stock Option Plan (United States).
Exhibit 21         --    The Loewen Group Inc. Employee Stock Option Plan (Canada).
Exhibit 22         --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                         Loewen Group International, Inc.).
Exhibit 23         --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                         subsidiaries).
Exhibit 24         --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (employees).
Exhibit 25         --    The Loewen Group Inc. Employee Share Purchase Plan (United States).
Exhibit 26         --    The Loewen Group Inc. Employee Share Purchase Plan (Canada).
Exhibit 27         --    The Loewen Group Inc. 1994 Management Equity Investment Plan.
Exhibit 28         --    Form of The Loewen Group Inc. 1994 Management Equity Investment Plan Investment
                         Option Agreement.
Exhibit 29         --    The Loewen Group Inc. Supplement to 1994 Management Equity Investment Plan.
Exhibit 30         --    The Loewen Group Inc. Addendum to 1994 Management Equity Investment Plan.
Exhibit 31         --    Form of The Loewen Group Inc. Management Equity Investment Plan Borrowing
                         Agreement.
Exhibit 32         --    Form of The Loewen Group Inc. Management Equity Investment Plan Executive
                         Agreement.
Exhibit 33         --    Form of The Loewen Group Inc. Management Equity Investment Plan 1994
                         Exchangeable Floating Rate Debenture due July 15, 2001.
Exhibit 34         --    The Loewen Group Inc. 1994 Outside Director Compensation Plan.
Exhibit 35         --    The Loewen Group Inc. Employee Stock Bonus Plan.
Exhibit 36         --    The Loewen Group Inc. Shareholder Protection Rights Plan Agreement and
                         Amendments.
Exhibit 37         --    Employment Agreement with Timothy R. Hogenkamp.
Exhibit 38         --    [Intentionally omitted].
Exhibit 39         --    Form of Indemnification Agreement with Outside Directors.
Exhibit 40         --    Form of Indemnification Agreement with Officers.
Exhibit 41         --    Form of The Loewen Group Inc. Severance Agreement.
Exhibit 42         --    The Loewen Group Inc. Severance Pay Plan.
Exhibit 43*        --    Letter to Shareholders from Raymond L. Loewen, dated October 10, 1996.

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* Exhibits distributed to Shareholders.


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          THE LOEWEN GROUP INC.

                                          By: /s/ Peter S. Hyndman
                                              -------------------------------

                                              Name:  Peter S. Hyndman

                                              Title:   Vice President, Law and
                                                       Corporate Secretary

Dated: October 11, 1996